UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED) July 19, 2006

STEM CELL THERAPY INTERNATIONAL, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

NEVADA
(STATE OR OTHER JURISDICTION OF INCORPORATION)

000-51931   **88-0374180**
(COMMISSION FILE NUMBER NUMBER)   **(IRS EMPLOYER IDENTIFICATION NO.)**

2203 North Lois Avenue, 9th Floor
Tampa, FL 33607
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Registrant's telephone number, including area code:

(813) 600-4088

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01. Change in Registrant's Certifying Accountant

   (a) Termination of previous independent accountant.

(i) Effective July 19, 2006, the Registrant terminated its prior accounting firm Pender Newkirk and Company LLP, as its accounting firm and engaged .Aidman, Piser & Company, Certified Public Accountants, Tampa, FL, as its new auditors

(ii) Pender Newkirk's reports on the Registrant's financial statements for the past two years have been qualified as to whether the Company would continue as a going concern.

(iii) During the two most recent fiscal years and through July 31, 2006, there have been no disagreements between the Registrant and Pender Newkirk on any matter of accounting principles or practices, financial statement disclosure or auditing scope of procedure, which disagreements, if not resolved to the satisfaction of Pender Newkirk, would have caused them to make reference to the subject matter thereof in their report on the Registrant's financial statements for such periods.

(iv) During the two most recent fiscal years and through July 31, 2006, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K.

(b) Engagement of new independent accountant.

The Company has recently engaged Aidman, Piser & Company, Certified Public Accountants, Tampa, FL, as its new independent accountants and who will audit the financial statements for the Company's Annual Report on Form 10-KSB for the year ended March 31, 2007.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits.

16.   Letter from Pender Newkirk, addressed to the Securities and Exchange Commission, regarding its agreement to the statements made herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**STEM CELL THERAPY INTERNATIONAL, INC.**
(Registrant)

Dated: August 4 ,2006   By: /s/ Calvin Cao
                                                       Calvin Cao
                                                       Chairman and Chief Executive Officer



Exhibit 16

Office of the Chief Accountant -
SECPS Letter File
Securities and Exchange Commission
Mail Stop 7561
100 F Street N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated August 4, 2006 of Stem Cell Therapy International, Inc. and are in agreement with the statements contained in section (a) as they relate to our firm. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely,

Pender Newkirk & Company LLP

Pender Newkirk & Company LLP
Certified Public Accountants
Tampa, Florida
August 4, 2006

Pender Newkirk & Company LLP · Certified Public Accountants
100 South Ashley Drive · Suite 1650 · Tampa, Florida 33602 · (813) 229-2321 · Fax (813) 229-2359 · Web Site: www.pnccpa.com
Member of Private Companies Practice Section and Center for Public Company Audit Firms of the American Institute of Certified Public Accountants